UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 3, 2021

GOOD WORKS ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39625	85-1614529
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

4265 San Felipe, Suite 603

Houston, Texas 77027

(Address of principal executive offices)

(713) 468-2717

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.001 per share	GWAC	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per whole share	GWACW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.  Other Events.

On August 3, 2021, Good Works Acquisition Corp. (the “Company”) and Cipher Mining Technologies Inc. (“Cipher Mining”), jointly announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the registration statement on Form S-4 of Good Works (File No. 333- 256115) (as amended, the “Registration Statement”), which includes a definitive proxy statement/prospectus in connection with Good Works’ special meeting of shareholders (the “Special Meeting”) to consider the previously announced proposed business combination between Good Works and Cipher Mining (the “Business Combination”).

Good Works will hold the Special Meeting at 10:00 a.m., Eastern Time, on August 25, 2021, via a virtual meeting at the following address: https://www.cstproxy.com/goodworksacquisition/sm2021. The purpose of voting is to approve the Business Combination and related matters. Good Works also has commenced mailing the proxy statement/prospectus to its shareholders of record as of the close of business on July 27, 2021, the record date for the Special Meeting. The Good Works’ Board of Directors unanimously recommends that shareholders vote “FOR” the Business Combination as well as the other proposals set forth in the proxy statement.

The Business Combination is expected to close promptly following the Special Meeting, subject to shareholder approval at the Special Meeting and other customary closing conditions. Upon closing, Cipher Mining’s common stock and warrants are expected to be listed on Nasdaq under the ticker symbols “CIFR” and “CIFRW”, respectively.

A copy of that press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing disclosure is qualified by the full text of the press release.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release, dated August 3, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 3, 2021

GOOD WORKS ACQUISITION CORP.

By:	/s/ Fred Zeidman
Name:	Fred Zeidman
Title:	Chief Executive Officer and Co-Chairman

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